Filed under Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended Filing by: Bullish Subject Company: Far Peak Acquisition Corporation

Biographies.



Brendan Blumer

Chairman of Bullish

- Visionary founder with track record of exceptional shareholder returns
- Led the successful creation of a new blockchain software that has led to many successful blockchain implementations including the EOS blockchain
- Experience in building organizations specializing in gaming, digital assets and collaborative data-sharing ecosystems



Thomas W. Farley

Incoming Chief Executive Officer of Bullish[1]

- Former President of NYSE
- World-class exchange leader for 15 years
- Heavily involved in several initiatives at ICE that contributed to outsized share price performance, outperforming exchange peers by 3.1x and the S&P 500 by 4.6x[2]
- Led five different regulated exchanges, one clearing organization and one broker-dealer
- Implemented many major strategic initiatives including large strategic M&A (NYSE, IDC) and internal projects (NYSE trading technology reboot, etc.)
- Invested US$10m in Coinbase on behalf of the NYSE in 2013 and as President NYSE Group where he increased tech listings market share and built new trading technology from scratch for the largest exchange in the world

1. To be appointed CEO of Bullish after closing of proposed business combination with Far Peak Acquisition Corporation.
2. Market data from May 2006 to May 2018. Exchange peers include CME Group, NASDAQ Group, Deutsche Borse and LSE.

Download headshots.

© Bullish 2021, proprietary
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Leadership.

Board of Directors



Brendan Blumer
Chairman of Bullish



Kokuei Yuan
Executive Chairman of Block.one



Andrew Bliss
Chief Strategy Officer of Block.one

Bullish Executive Team



Thomas Farley
Incoming Chief Executive Officer



Max Nam-Storm
Chief Technology Officer



Ian Smith
Chief Product Officer



Aaron Liebling
Chief Operating Officer



Alex Erasmus
Interim Chief Legal Officer



Steve Ellis
Interim Chief Financial Officer



James Mendes
Chief People Officer



Abby Blumer
Chief Communications Officer

Advisory Board

Peter Thiel
Senior Advisor

Alan Howard
Senior Advisor

Richard Li
Senior Advisor

Christian Angermayer
Senior Advisor

© Bullish 2021, proprietary

Note: Support function resources are a service provided by Block.one and over time responsibilities will transition to Bullish employees.

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Mission and Vision.

Mission

To **build** technology and tools **that make earning,** investing and transacting **more rewarding.**

Vision

A world where **everyone** is **empowered to create a better financial future.**

© Bullish 2021, proprietary
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It's time to evolve.

The crypto liquidity market is lucrative but inefficient, and primarily consists of exchanges that prosper at the expense of asset holders.

Crypto holders who provide liquidity and the network effects that exchanges rely on typically reap none of the rewards.

Excessive volatility and liquidity fragmentation also expose traders to hidden slippage costs.



© Bullish 2021, proprietary
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Bullish.

New breed of exchange.

Bullish is a powerful new exchange for digital assets that offers deep liquidity, automated market making, and industry-leading security.

Now live for select institutions.

© Bullish 2021, proprietary

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Bullish.

Deep liquidity.

Our proprietary Hybrid Order Book combines automated market making (AMM) with a traditional central limit order book to provide a new solution for traders. Bullish empowers traders with deep and predictable liquidity across highly variable market conditions.

Earn at scale.

Bullish Liquidity Pools are optimized to earn passive yield, generated from both AMM trading fee and safe margin lending interest as assets are deployed at scale.

Regulated. Secure. Verifiable.

Bullish is a regulated exchange, integrating the best in cryptographic safeguards, while adding WebAuthn protocols for secure onboarding, account access and verification for key transactions with password-free authentication. Transactions and states are validated and stored on EOSIO-based blockchains.

© Bullish 2021, proprietary
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Better than both.

Bullish combines the best of central limit order books (CLOBs) and DeFi exchanges.

Traditional Crypto Exchanges

+ High performance CLOB
+ Low transaction fees
+ Maintains user and trading method privacy
- Rely on external market makers to provide liquidity in the book
- Misaligned incentives between users and company resulting in less liquidity
- Probabilistic liquidation algorithms

Bullish

+ Proprietary Hybrid Order Book combines liquidity pool capability with a CLOB
+ Predictable liquidity and lending with predictable pricing and depth across market conditions
+ Low transaction fees
+ High performance and transaction throughput
+ Maintains user and trading method privacy

Decentralized Finance Exchanges

+ Liquidity pools align interests and attract deep and predictable liquidity
+ Predictable liquidity and lending with predictable pricing and depth across market conditions
- Lack of compliance processes
- Lack of scalability
- High transaction costs
- Lack of support for high frequency trading

© Bullish 2021, proprietary
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Earn at scale.

Automated market making yield

The Bullish Liquidity Pools offer depositor yield for asset holders by algorithmically pricing assets and maintaining a predetermined balanced ratio.

Safe margin lending yield

Built-in margin lending algorithms offer additional yield on deposited assets. As margin positions are deterministically collateralized, Bullish provides a safer margin environment.



50:50 BTC/USD Basket
Bullish Liquidity Pools
Rebased to 100
500
400
300
200
100

Illustrative backtesting

© Bullish 2021, proprietary

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Trade at scale.

Proprietary Hybrid Order Book

The Bullish Hybrid Order Book takes advantage of deep liquidity, powered by the Bullish Liquidity Pools, combined with traditional limit orders.

The Bullish Liquidity Pool's automated market maker is designed to provide predictable liquidity across highly variable market conditions at prices calculated deterministically based on the size of the liquidity pool and the ratio of the assets in it.


Depth
Bid
Ask
Price

© Bullish 2021, proprietary
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Trade at scale.

Deep, Predictable Liquidity

The Bullish Liquidity Pools mathematically produce predictable order book depth across highly variable market conditions, ensuring liquidity is available when you need it most.

Deterministic Margin Trading

Liquidity Pool deposits ensure that margin positions remain deterministically collateralized.

No Taker Fees

Bullish offers zero taker fees.

© Bullish 2021, proprietary

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Regulated. Secure. Verifiable.

Built on blockchain

Bullish is deployed on a private blockchain built on EOSIO software to leverage the strategic advantages of the blockchain framework: security, transparency, resiliency, and availability. In doing so, we bring verifiable state integrity to a high-performance trading platform.



© Bullish 2021, proprietary

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Regulated. Secure. Verifiable.

WebAuthn security

Bullish makes security a top priority. We increase account security using password-free authentication via a best-in-class web standard, WebAuthn. WebAuthn is an authentication API written by the World Wide Web Consortium (W3C) and Fast ID Online (FIDO), alongside partners including Google, Mozilla, Microsoft, Yubico, and others. WebAuthn makes it possible for developers to store private-public key pairs in hardware devices, and servers are able to authenticate identities using cryptography without revealing any secrets or passwords.



© Bullish 2021, proprietary
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Regulated. Secure. Verifiable.

Regulated by the Gibraltar Financial Services Commission (GFSC) as a distributed ledger technology provider.



Bullish is a regulated exchange, integrating strong cryptographic safeguards and security, and built with EOSIO.

© Bullish 2021, proprietary
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t Bullish:Contac media@bullish.com @Bullish @BeBullish © Bullish 221, pr0taryoprie 17

Important Notices.

All information provided herein is for informational purposes only and does not take into account any of your personal circumstances, needs or preferences, including your specific investment objectives, financial situation and tax situation. Bullish (GI) Limited ("Bullish"), and any of its subsidiaries, affiliates or members of its group of companies ("Bullish Group"), are not providing any legal, tax, accounting, financial or investment advice or recommendation, and nothing herein should be read or relied upon as such. You should consider your own personal situation carefully and consult your independent professional advisors (including financial, legal and tax advisors) before participating in any services offered by Bullish Group. Any expressions of opinion are those of the individual author only and do not represent the views of the Bullish Group. No legally binding obligations will be created, implied, or inferred from this material/marketing communication or the information contained herein.
Some or all of Bullish services may not be available in your jurisdiction or place of residence or may be restricted to certain types of sophisticated or qualified investors. Signing up for any free or subscription based content is not an indication that Bullish services will be made available to you.

This material/marketing communication is for your use only. The information contained herein is not directed or intended to be targeted at and is not intended for distribution or publication to, or use by any person who is a resident of or located in any jurisdiction in which the targeting, direction, distribution or publication or use of such information would be contrary to applicable laws or which would subject Bullish Group to any registration or licensing requirements in respect of that jurisdiction. Unless indicated otherwise herein, Bullish Group is not licensed in your jurisdiction and it does not promote or market cryptocurrencies or its services in your jurisdiction. The distribution of this material/marketing communication may also be restricted by law and person into whose possession this material/marketing communication comes should inform themselves about and observe any such restrictions.
Virtual assets and cryptocurrencies are high risk products and are, in some cases, unregulated by any governing bodies (meaning that you may not benefit from regulatory protections with respect to them). Activities relating to them may also be subject to legal or regulatory restrictions or requirements in different jurisdictions, failure to comply with which may result in your personal liability or imposition of fines. Therefore, you should check the position in your jurisdiction and seek professional advice if you are unsure. Neither Bullish Group nor any of its directors, officers, or employees makes any representation as to the appropriateness of virtual assets or cryptocurrencies as an investment or to the availability and/or liquidity of the same in your jurisdiction. You should consult your professional advisor in your jurisdiction before making any decision to invest, or otherwise deal, in virtual assets or cryptocurrencies and you acknowledge and agree you do so at your own risk.

While the information provided herein is believed to be accurate, Bullish Group and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy, completeness or reliability of such information. It is not and should not be construed as an advertisement, recommendation, solicitation or offer to sell, purchase or subscribe for any virtual assets, cryptocurrencies, products and/or services offered by Bullish Group.

Any market information provided is subject to change and is obtained from sources believed to be reliable but neither the information nor its source have been verified. No guarantee, representation or warranty is made as to its accuracy or completeness. Neither Bullish Group nor its directors, officer or employees are responsible for, have any control over or endorse any market information published herein and all such market information is attributable to its source. Any information on prices or levels are indicative only and are subject to change at any time. Make sure you always access the most current information before making any decision to access any products and/or services of the Bullish Group.

Unless otherwise required by law, in no event shall Bullish Group or any of their affiliates, agents, advisors, directors, officers, or employees and shareholders be liable for any damages (direct or indirect) of any kind, under any theory of liability (including tort, contract, statute, or equity), including, but not limited to, loss of use, loss of profits, or loss of data or any other losses (financial or otherwise) arising out of or in any way connected with this material/marketing communication or resulting from the use of the information in this material/marketing communication by you or any of your representatives or for omissions from the information in this material/marketing communication. We reserve the right to amend or replace the information contained herein, in part or entirety, at any time, and undertakes no obligation to provide you with access to the amended information or to notify you thereof.

Additional jurisdiction-specific information

People's Republic of China ("PRC"): The information provided herein relating to the relevant product or services has not been, and will not be, submitted to or approved/verified by or registered with relevant governmental and regulatory authorities in the PRC pursuant to relevant laws and regulations and thus may not be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of such product or services in the PRC. The information herein, along with any relevant product or services described, are not purported to be offered to or made available to residents in the PRC (excluding Hong Kong, Macau and Taiwan). PRC investors are responsible for informing themselves about and observing all legal and regulatory restrictions, obtaining all relevant regulatory approvals/licences, verification and/or registrations, and complying with all relevant laws and regulations.

France: Bullish does not hold the relevant licences and authorisations for providing the services referred to herein in France and, in particular, it is not authorised as a provider of services on digital assets. Bullish Group is not providing any advice or recommendation to potential subscribers for digital assets and nothing in here should be read or relied upon as such.

Hong Kong: Bullish is not licensed to carry on business in Hong Kong and Bullish Group is not regulated by any regulatory authority in Hong Kong.

Indonesia: Virtual assets and cryptocurrencies are not legitimate payment instruments and do not constitute legal tender in the Republic of Indonesia. Bullish Group is not licensed or regulated to offer its services in the Republic of Indonesia. Any market information provided herein is not for general circulation to the public in the Republic of Indonesia, and nothing herein constitutes an offer, distribution, solicitation, or marketing of any virtual assets and cryptocurrencies to the public in the Republic of Indonesia.

Japan: Persons located in Japan are not covered/targeted by the service provided by Bullish Group. 弊社が提供するサービスは、日本居住者を対象としていません。

Portugal: Bullish is not licensed to carry on business in Portugal and we are not regulated by any regulatory authority in Portugal.

United States: U.S. persons are not eligible to receive services from us or to transact on, or purchase or sell digital assets through, the Bullish exchange. No offer or solicitation of any kind is being made to U.S. persons by means of this content or other communications available through the material/marketing communication. This content is for informational purposes only. Neither Bullish Global, Bullish (GI) Limited, nor any affiliate, nor any product or service offered by them, is registered with the U.S. Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), or state securities regulators under the federal or state securities laws. Neither Bullish Global, Bullish (GI) Limited, nor any affiliate, nor any product or service offered by them, is registered with the U.S. Commodity Futures Trading Commission ("CFTC") or the National Futures Association ("NFA"). Neither Bullish Global, Bullish (GI) Limited, nor any affiliate has obtained a money transmitter license in any state, or been granted a Bitlicense by the New York Department of Financial Services ("NYDFS") or any other license or registration in New York. Until we have determined that the required licenses and registrations have been obtained, U.S. persons will not be eligible to receive services from us or to transact on the Bullish exchange. There can be no assurance that Bullish Global, Bullish (GI) Limited, or an affiliate will ever be able to obtain the licenses and registrations needed to operate in the U.S. or in any state or to provide services to any U.S. person. The Materials and Services, and the Bullish exchange described herein have not been reviewed or recommended by any U.S. federal or state governmental authority or self-regulatory organization, including (without limitation) the SEC, CFTC, FinCEN, NYDFS, any other state regulator, FINRA, or the NFA.
This content is for informational purposes only and does not constitute an offer to sell or buy, or the solicitation of an offer to sell or buy, any security, commodity, derivative, or other financial instrument, and does not constitute an offer of any financial service, including (without limitation) money transmission services, in any jurisdiction where such an offer or solicitation would be illegal. There is not enough information contained herein to make an investment decision and any information contained herein should not be used as a basis for this purpose.

© Bullish 2021, proprietary
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.Importicestant No ements tooking Stad-LarorwFo Find It e ttion and WherormaImportant Inf ed, y be considerC and Bullish Global maAes of FPtivesentaepry ro time bom time tements made frttaThis communication includes, and oral se titutt constion. It does nooposed Business Combinaed concerning the prt should be considertion thaThis document does not contain all the informa t of 1995. corm Aeftion Re Securities Litigataes Privted Stavisions of the Unitoe harbor” prements” within the meaning of the “safttad-looking sarorw“ftion y jurisdicy sale of securities in ane be any securities, nor shall there, anchangxo buy or eer ttion of an offe, or the solicitachangxo sell or eer tan off ou can ormance. In some cases, yting perfe financial or operas futurs or Bullish’C’Aents or FPve eo future ttelaenerally rements gttad-looking sarorwFt tion. 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The definitivo the Business Combinat tespecwith r ors which could cause tacther fs, uncertainties, and oo riskt te subjecements arttad-looking sarorw. Such ft opportunityeential marktell as the powed teserther inteholders and oC sharAtion. FPting on the Business Combinaoor purposes of vtablished fo be ese ttd daecoreholders as of a rshar e based ements arttad-looking sarorwements. These fttad looking sarorwy such fessed or implied bxprom those eerially frter mao diffesults ttual racxy oe prailable, and the definitivvo, when atey amendments thertus and anospecement / prttaxy soeliminary pread, the pro re advised tpersons ar ementC and its management, and Bullish Global and its managA, as the case y FPttions thaeasonable bed res and assumpt, while considertimaupon estain a y obeholders mations. Sharoposed transacC and the prAtion about Bullish, FPormatus contain and will contain important infospecement / prttas o: (1) ed tt limite notions include, but artaxpecent eom currerially frter mao diffesults ttual ry cause act maors thatacently uncertain. Fe inhery be, armas t the SEC’e, agtus, without charospecement / prttaxy soe prailable, the definitivvtus and, when aospecement / prttaxy soeliminary pry of the prcop ting the especeements re agrtion of the definitiverminao the te rise tt could givtances thacumsentther cirve or oy e, changence of anthe occurrork, NY 10011. w Y342, Nee #7vcquisition Corp., 511 6th Aeak Aar Po: Ft tequesting a recy dirv or bosec.g/t http:/e aebsitw wing the ollothers fC, Bullish or Bullish Global or oAt FPed againstituty be inst maoceedings thagal pry lecome of antion; (2) the outBusiness Combina al of the votain appro obe tailuro the ftion due te the Business Combinato completion; (3) the inability tannouncement of the Business CombinaY ORTTHER REGULAY THE SEC OR ANY OVED BVED OR DISAPPROT BEEN APPROINVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NO y be t mation thae of the Business Combinaturtrucoposed so the pres t4) chango closing; (ther conditions ttisfy oo saC or tAeholders of FPsharY OF THE CAY OR ADEQUCCCURAS OF THE OFFERING OR THE AASSED UPON OR ENDORSED THE MERITUTHORITY PUTHORITY NOR HAS ANY AA wing the ollods ftandarting st applicable liso meetions; (5) the ability of Bullish tgulaews or result of applicable lae as a rtopriaed or apprequirr Y IS A CRIMINAL OFFENSE. O THE CONTRARTION TAAINED HEREIN. ANY REPRESENTTION CONTINFORMA tions of Bullish Global as a ent plans and operats currtion disrupt the Business Combina) the risk tha6tion; (tion of the Business Combinaconsumma ed benefits of the Business tgnize the anticipaecoo rtion; (7) the ability ttion of the Business Combinaesult of the announcement and consummar , ofitablywth proe grw and managoo gry ttition, the ability of the combined companther things, compe, among oyed btecy be afftion, which maCombina tion articipants in the SolicitaP ) 9tion; (o the Business Combinaed ttelats r) cos8ees; (yy emploeement and ktain its manageomers and suppliers and rttionships with cuselamaintain r e titivor compether economic, business and/y oed btecersely affy be advt Bullish ma) the possibility thations; (10gulaews or res in applicable lachang ed y be considerees mayement and emplother members of manage officers, oecutivxors and etece dirtivFPAC, Bullish, Bullish Global and their respec ther tion; and (12) oe the Business Combinato compleor the ability of the parties ts business and/VID-19 on Bullish Global’t of COors; (11) the impactacf tion under the rules of the SEC. tion described in this communicaential transacto the pot tespecxies with rotion of prparticipants in the solicita tions entitled “Risk 21, in the sec0ed July 2ttion daesentaor Prtesvors” in the Bullish Intaction entitled “Risk Forth in the sect fs and uncertainties serisk tion with eholders in connection of the shar, under the rules of the SEC, be deemed participants in the solicitayding persons who magaretion rormaInf tion tragisetus included in the rospecement/prttaxy soeliminary prements” in the prtooking Stad-Larorwding Fgaree Rtors” and “Cautionary NotacF tion tragisetus included in the Rospecement/prttaxy soeliminary prorth in the prt fts is seesertion of their inttion and a descripential transactthe po tions the “SEC”), in the sece Commission (chang.S. Securities and Exy Bullish with the Uement”) filed bttion Statragisethe “Rorm F-4 (ement on Fttas e. ved abotces indicaom the soure frgee of chartained frement. These documents can be obtSta 0 filed with the 20ed December 2, 2ttus daospecs IPO PrC’Aements” in FPtooking Stad-Larorwding Fgaree Rtors” and “Cautionary Notacentitled “Risk F orm 10-eport on Ferly Recent Quartt-rs mosC’Aors” in FPtaction entitled “Risk F, in the sec020e Commission on December 3, 2changSecurities and Ex y be e maC. In addition, therAy Bullish or FPerial filed with the SEC btther may oo be contained in ans and uncertainties ty further riskell as anQ as w tion er or SolicitaNo Off t could also erial, thate immae arvently belieeak or Bullish Global currar Pt F, or thawesently knoeak or Bullish Global prar Pt neither Fs thaadditional risk ded as a garetion should be rthing in this communicaements. Nottad-looking sarorwom those contained in the fer fro diffesults ttual rcause ac y o ant tespection with r, consent or authorizaxyotion of a prement or solicitattaxy sot a prThis communication is for informational purpose only and no esults of such ed rtemplay of the contt aned or thavein will be achieorth hert fements settad-looking sarorwt the fy person thay antion besentaeprr o buy the securities of Bullish or er ttion of an offo sell or a solicitaer te an offtitutt constion and shall noential transactt of the poespecsecurities or in r y e thetements, which speak only as of the dattad-looking sarorweliance on ft place undue rou should noed. Yvements will be achiettad-looking sarorwf o wful prior tould be unlation, or sale w, solicitaertion in which such offe or jurisdicttay sy such securities in any sale of ane be anC, nor shall therAFP ements. ttad-looking sarorwe these fto upday duty tes anC, Bullish nor Bullish Global undertakAe made. Neither FPar y means of a t bcepxer of securities shall be made etion. No offe or jurisdicttaws of such stion under the securities lation or qualificatragiser t. ction 10 of the Securities Aements of secequirting the rtus meeospecpr taryoprie21, pr0© Bullish 2 19

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the SEC on December 3, 2020, in the section entitled “Risk Factors” in FPAC’s most-recent Quarterly Report on Form 10-Q, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.